Exhibit 107.1

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule		Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Debt	4.250% Notes due 2032	457	(r)	$500,000,000	99.772%	$498,860,000	.0000927	$46,244.32
	Debt	4.500% Notes due 2052	457	(r)	$1,000,000,000	97.821%	$978,210,000	.0000927	$90,680.07
Fees Previously Paid	—	—	—		—	—	—		—
Carry Forward Securities
Carry Forward Securities	—	—	—		—		—			—	—	—	—
	Total Offering Amounts						$1,477,070,000		$136,924.39
	Total Fees Previously Paid								—
	Total Fee Offsets								—
	Net Fee Due								$136,924.39